File No. 70-9641

                            (As filed July 17, 2000)

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          AMENDMENT NO. 2 ON FORM U-1/A

                             APPLICATION/DECLARATION

                                      under

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               KeySpan Corporation
                               ACJ Acquisition LLC
                              One Metrotech Center
                            Brooklyn, New York 11201
            ________________________________________________________
            Name of companies filing this statement and addresses of
                          principal executive offices)

                                      None
        _________________________________________________________________
        (Name of top registered holding company parent of each applicant)

                               Steven L. Zelkowitz
                    Senior Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
            ________________________________________________________
                     (Name and address of agent for service)


                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

Kenneth M. Simon, Esq.            L. William Law, Jr., Esq.
Laura V. Szabo, Esq.              Senior Vice President and General Counsel
Dickstein Shapiro Morin           Eastern Enterprises
& Oshinsky LLP                    9 Riverside Road
2101 L Street, NW                 Weston, Massachusetts 02493
Washington, D.C.  20037

Andrew F. MacDonald, Esq.
Thelen Reid & Priest LLP
701 Pennsylvania Avenue, NW
Suite 800
Washington, D.C.  20004


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                               AMENDMENT NO. 2 TO
                          APPLICATION/DECLARATION UNDER
                          SECTIONS 9, 10, AND 11 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     This    pre-effective    Amendment    No.   2    amends    the   Form   U-1
Application/Declaration previously filed in this proceeding with the Securities and Exchange Commission in the following respects:

Item 1.  Description of Proposed Transaction

     1. Section B.1.c.ii. "EnergyNorth's Non-Utility Subsidiaries" is amended by deleting it in its entirety and replacing it with the following:


                     "ii. EnergyNorth's Non-Utility Subsidiaries

     EnergyNorth's principal non-utility subsidiaries are as follows:

     EnergyNorth Propane, Inc. ("ENPI"). ENPI sells propane to approximately 15,300 customers in more than 150 communities located primarily within a 50-mile radius of Concord, New Hampshire. Propane distribution does not require a regulatory franchise in New Hampshire. ENPI operates from separate headquarters and plant facilities that it owns in Concord, New Hampshire and has distribution centers in Bedford and Gilford, New Hampshire. Propane is transported in bulk supply by trucks to and from ENPI's distribution centers. ENPI owns a 49% interest in VGS Propane, LLC (VGSP), a joint venture with Northern New England Gas Corporation, which owns the other 51%. VGSP is a Vermont limited liability company which provides propane service to approximately 10,000 customers in the state of Vermont. In August 1999, ENGI exercised an option to offer to sell its interest in VGSP to Northern New England Gas Corporation. This transaction is expected to close in the late summer of 2000.

     ENI Mechanicals, Inc. ("ENM"). ENM owns all of the outstanding stock of Northern Peabody, Inc. ("NPI") and Granite State Plumbing and Heating, Inc.
("GSPH"). NPI and GSPH are mechanical contractors engaged in the design, construction and service of plumbing, heating, ventilation, air conditioning and process piping systems. They serve commercial, industrial and institutional customers in northern and central New England. NPI and GSPH operate from separate headquarters and facilities located in Manchester, New Hampshire and Goffstown, New Hampshire, respectively.


     EnergyNorth Realty, Inc. ("ENR"). ENR is engaged primarily in owning and leasing land and a building located at 1260 Elm Street in Manchester, New Hampshire, where EnergyNorth and all of its subsidiaries, except ENPI and ENM, maintain corporate offices.


     Broken Bridge Corp. ("Broken Bridge"). Broken Bridge owns undeveloped land located in Concord, New Hampshire.

     Together, at September 30,1999, EnergyNorth's non-utility subsidiaries and investments constituted approximately 4.8% of the consolidated assets of EnergyNorth and its subsidiaries, and 35% of consolidated gross revenues.
Attached as Exhibit E-11 hereto are copies of the balance sheet and income statements of ENPI and ENM which are nonutility subsidiaries in which EnergyNorth owns a direct or indirect interest of 50% or more and which had total revenues of at least $10 million for the fiscal year ended September 30, 1999. The table attached as Exhibit E-10 hereto shows the percentage of EnergyNorth's consolidated revenues (for the period ended September 30, 1999) contributed by each non-utility subsidiary."

Item 3.  Applicable Statutory Provisions

     The sixty-seventh paragraph of section A.4.b.iii(1)1 captioned "Companies to be Sold" is hereby amended by deleting it in its entirety. The next paragraph of section A.4.b.iii(1) entitled "Inactive Companies" is hereby amended by deleting it in its entirety and replacing it with the following:

     "Inactive Companies. KeySpan owns interests in the following companies which are inactive:

     o    GEI Timna

     o    Island  Energy  Services  Company

     o    GEI Development Corp.

     o    KeySpan Operating Services LLC "


Exhibit E-5 - KeySpan's Non-Utility Subsidiaries

     Exhibit E-5 is hereby amended by deleting Section 3 of Exhibit E-5, entitled "KeySpan Operating Services, LLC ("KOS")," in its entirety and replacing it with the following:

_____________________
1 For purposes of calculating the paragraph number, the bullet point items were counted as separate paragraphs.

     "3. KeySpan Operating Services, LLC ("KOS")

     KOS, a New York limited liability company and wholly-owned subsidiary of KeySpan, is an inactive company which holds no assets. In June of 2000, KOS sold its only asset, which was a 51% interest in KeySpan Energy Construction, LLC. ("KeySpan Construction") to an unaffiliated entity. KOS will be dissolved as soon as practicable."

Exhibit E-2 - Updated Pre-Transaction Organizational Chart of KeySpan and
              Subsidiaries


     Exhibit E-2 is hereby amended by deleting the reference to KeySpan Energy Construction, LLC as a subsidiary of KeySpan Operating Services, LLC.

Exhibit E-10 - Table Demonstrating the percentage contributed to Eastern's consolidated revenues for the year ended December 31, 1999 by Eastern's Non-Utility Subsidiaries.

     Exhibit E-10 is deleted in its entirety and replaced by a new Exhibit E-10 which is being filed with the Commission, on a confidential basis, in paper format on Form SE.

Exhibit E-13      List of KeySpan's Direct and Indirect Subsidiaries.


     Exhibit E-13 is hereby amended by deleting the reference to KeySpan Energy Construction, LLC.
















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

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be singed on its behalf by the undersigned officer thereunto duly authorized.

                                        KEYSPAN CORPORATION




                                        /s/ Steven Zelkowitz
                                        __________________________
                                        Steven Zelkowitz
                                        Senior Vice President and General
                                        Counsel

                                        ACJ ACQUISITION LLC


                                        /s/ Steven Zelkowitz
                                        __________________________
                                        Steven Zelkowitz
                                        Manager







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